Amendment to
Amended and Restated Administration Agreement between
Curian Variable Series Trust and Curian Capital, LLC

This Amendment is made by and between Curian Capital, LLC, a Michigan limited liability company (“Administrator”), and Curian Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Administrator and the Trust entered into an Amended and Restated Administration Agreement effective March 1, 2012, as amended (“Agreement”), whereby the Administrator agreed to provide certain administrative services to several separate series of shares of the Trust (each a “Fund”).

Whereas, the parties have agreed to amend sub-section 3.1 under Section 3 of the Agreement (the “Changes”) as follows:

Delete sub-section 3.1 under Section 3, entitled “3.1 Fee.,” in its entirety and replace it with the following:

3.1  Fee.  As compensation for services performed and the facilities and personnel provided by the Administrator under this Agreement, the Trust will pay to the Administrator a single unified fee, accrued daily and payable monthly on the average daily net assets in each Fund, in accordance with Schedule B hereto; provided that, in the case of each Fund identified in Schedule C hereto that has a wholly owned subsidiary (which subsidiary is obligated to pay an administration fee to the Administrator), 1) the Fund’s average daily net assets for purposes of the foregoing shall include the average daily net assets of its subsidiary and 2) the fee payable hereunder with respect to that Fund, as calculated pursuant to the foregoing, shall be reduced by the amount of the administration fee paid to the Administrator by its subsidiary under the applicable Administration Agreement.  Accordingly, with respect to each such Fund and its subsidiary, the Administrator shall receive the same aggregate fee under this Agreement and the Administration Agreement with that subsidiary as if the subsidiary’s assets were directly held by the Fund.

Now Therefore, the parties hereto agree to amend the Agreement as follows:

1.	Section 3 of the Agreement is herby amended for the Changes outlined above.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.	Add Schedule C thereto, in the form attached hereto.

In Witness Whereof, the Administrator and the Trust have caused this Amendment to be executed as of June 24, 2013, effective as of July 1, 2013.  This Amendment may be executed in two or more counterparts, which together shall constitute one document.

Curian Variable Series Trust		Curian Capital, LLC

By:	/s/ Kelly L. Crosser	By:	/s/ Michael A. Bell
Name:	Kelly L. Crosser	Name:	Michael A. Bell
Title:	Assistant Secretary	Title:	President and Chief Executive Officer

Schedule C
July 1, 2013
(List of Adviser’s Administration Agreements with Funds’ Subsidiaries)

Funds	Subsidiaries*
Curian/AQR Risk Parity Fund	Curian/AQR Risk Parity Fund Ltd.
Curian/Van Eck International Gold Fund	Curian/Van Eck International Gold Fund Ltd.

* The Administrator has entered into an Administration Agreement with each subsidiary – which is wholly owned by the Fund listed opposite its name – pursuant to which the subsidiary is obligated to pay an administration fee to the Administrator in the same amount as set forth in Schedule B for its parent Fund .